

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2023

John Loeffler, II
Chairman and Chief Executive Officer
CaliberCos Inc.
8901 E. Mountain View Rd.
Ste. 150
Scottsdale, AZ 85258

> **Re: CaliberCos Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed March 23, 2023**
> **File No. 333-27657**

Dear John Loeffler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Registration Statement on Form S-1

Prospectus Summary
New Developments, page 8

1. We note your disclosure that you intend to engage in equity investments in healthcare related assets, and that you have entered into a limited liability company agreement with Encore Caliber Holdings, LLC. Please advise whether this agreement is a material contract, and if so, please file it as an exhibit to the registration statement.

2. We note your disclosure that Skyway Capital Markets provides managing broker-dealer services to your primary investment products and that it will also assist you in raising capital. Please clarify whether Skyway is acting as your broker-dealer in connection with

this offering, and, if so, please revise the cover page in accordance with Item 501(b)(8) of Regulation S-K and revise your disclosure in the section "Underwriting." Additionally, please file the agreement with Skyway in accordance with Item 601 of Regulation S-K.

 You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Thomas J. Poletti. Esq.